Exhibit 99.1

BioNTech Broadens Management Board by Appointing
Jens Holstein as CFO

MAINZ, GERMANY, 18 May 2021 — BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”), announced today that the Supervisory Board has appointed Jens Holstein to the Management Board as Chief Financial Officer (CFO). As of July 1, 2021, Jens Holstein will join the Management Board to help strengthen BioNTech on its growth trajectory as a global, fully integrated immunotherapy company with an approved or authorized product. He previously served as CFO for MorphoSys AG and in various CFO and general management roles within the Fresenius SE Group. Jens Holstein takes over the CFO role from Dr. Sierk Poetting who will fully focus on his tasks as Chief Operating Officer (COO) going forward.

Under Sierk Poetting’s leadership, BioNTech grew from approximately 300 employees when he joined the company in 2014, to more than 2,000 employees to date. In his position as CFO, Sierk has played a fundamental role in BioNTech’s successful IPO in October 2019 as the eighth German company to be listed on Nasdaq. Over the past months, Sierk’s and his teams’ efforts have been crucial to the expansion of BioNTech’s manufacturing partner network to meet the global demand of the Company’s COVID-19 vaccine, including the Marburg site, which is one of the largest mRNA manufacturing facilities worldwide. In his role as COO, he will drive the further development and execution of a digital strategy, which is comprised of the automation of R&D and production and the further expansion of BioNTech’s global manufacturing footprint, including the recently announced site in Singapore.

“The success of BioNTech’s COVID-19 vaccine development program ‘Project Lightspeed’ has led to the accelerated transformation to a global immunotherapy company which requires extensive manufacturing capacities to support worldwide supply. The extension of the Management Board allows Sierk to further focus on manufacturing as well as the digital transformation of BioNTech,” said Helmut Jeggle, Chairman of the BioNTech Supervisory Board. “We are looking forward to Jens Holstein joining the Management Board. He has extensive international business and financial leadership experience of more than 25 years in the pharmaceutical industry. Jens is an excellent addition to drive BioNTech’s next phase of growth and jointly foster the foundation for long-term, global success.”

“Through the development of a well-tolerated and effective COVID-19 vaccine, BioNTech has achieved a historic breakthrough for science. This first product authorized for use marked a crucial milestone in the Company’s growth path. I am thrilled to join the Management Board at this exciting time in the Company’s development,” said Jens Holstein. “With the proceeds from the COVID-19 vaccine, BioNTech will be in a position to accelerate its research pipeline in cancer therapies, infectious diseases, regenerative therapies, inflammatory reactions, as well as autoimmune diseases. I’m looking forward to supporting this outstanding team in fulfilling its mission of improving the health of people worldwide.”

As CFO, Jens will work closely with the other Management Board members to drive BioNTech’s financial performance. He will be responsible for Finance, Tax, Treasury, Human Resources and Purchasing. In addition, Jens will play a leadership role in the development and execution of the Company’s regional expansion plans.

Prior to joining BioNTech, Jens was CFO of dual-listed MorphoSys AG where he was instrumental in building a fully integrated biopharmaceutical company. Before joining MorphoSys in 2011, Jens served in multiple CFO positions as well as general management roles within the Fresenius SE Group. He served as Regional CFO for the region EME (Europe/Middle East) and as Managing Director of Fresenius Kabi Deutschland GmbH. From 2006 to 2010, he was Regional Chief Financial Officer of Fresenius Kabi Asia Pacific Ltd., based in Hong Kong. Prior to this appointment, Jens Holstein was Managing Director of Fresenius ProServe GmbH, and CFO and Labor Director of the company's subsidiary Wittgensteiner Kliniken AG. Earlier positions within Fresenius included General Manager of hospitalia care GmbH, Commercial Manager of the Projects & Service business unit of Fresenius AG and Commercial Manager of hospitalia international GmbH. Jens Holstein also spent several years in the consulting industry, including in M&A with positions in Frankfurt and London. Jens Holstein holds a

Diploma in Business Administration from the University of Münster, Germany. He is also a Non-Executive Member of the Board of Directors at global genomic diagnostics company Veracyte Inc.

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About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

Forward-looking Statements of BioNTech

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the ability of BioNTech to supply the quantities of BNT162 to support clinical development and market demand, including our production estimates for 2021; and the potential benefits of BioNTech’s leadership hires. Any forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual Report on Form 20-F for the Year Ended December 31, 2020, filed with the SEC on March 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

BioNTech Contacts

Media Relations

Jasmina Alatovic

+49 (0)6131 9084 1513

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

+49 (0)6131 9084 1074

Investors@biontech.de

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